UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

June 2, 2025

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. as of the date indicated in the relevant exhibit description.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “Transaction in own shares” dated May 1, 2025.

Exhibit 2	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Voting Rights and Capital” dated May 1, 2025.

Exhibit 3
Press Release entitled “British American Tobacco p.l.c. – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated May 1, 2025.

Exhibit 4	Press Release entitled “Transaction in own shares” dated May 2, 2025.

Exhibit 5
Press Release entitled “British American Tobacco p.l.c. – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated May 2, 2025.

Exhibit 6
Press Release entitled “British American Tobacco p.l.c. – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated May 2, 2025.

Exhibit 7	Press Release entitled “Transaction in own shares” dated May 6, 2025.

Exhibit 8	Press Release entitled “British American Tobacco p.l.c. – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated May 6, 2025.

Exhibit 9	Press Release entitled “British American Tobacco p.l.c. – TR-1: Notification of major holdings” dated May 6, 2025.

Exhibit 10	Press Release entitled “Transaction in own shares” dated May 7, 2025.

Exhibit 11	Press Release entitled “Transaction in own shares” dated May 8, 2025.

Exhibit 12
Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated May 8, 2025.

Exhibit 13
Press Release entitled “British American Tobacco p.l.c. – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated May 8, 2025.

Exhibit 14
Press Release entitled “British American Tobacco p.l.c. – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated May 8, 2025.

Exhibit 15	Press Release entitled “Transaction in own shares” dated May 9, 2025.

Exhibit 16	Press Release entitled “British American Tobacco p.l.c. – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated May 9, 2025.

Exhibit 17	Press Release entitled “British American Tobacco p.l.c. – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated May 9, 2025.

Exhibit 18	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated May 9, 2025.

Exhibit 19
Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated May 9, 2025.

Exhibit 20	Press Release entitled “British American Tobacco p.l.c. – TR-1: Notification of major holdings” dated May 9, 2025.

Exhibit 21	Press Release entitled “Transaction in own shares” dated May 12, 2025.

Exhibit 22
Press Release entitled “British American Tobacco p.l.c. – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated May 12, 2025.

Exhibit 23	Press Release entitled “British American Tobacco p.l.c. – TR-1: Notification of major holdings” dated May 12, 2025.

Exhibit 24	Press Release entitled “Transaction in own shares” dated May 13, 2025.

Exhibit 25
Press Release entitled “British American Tobacco p.l.c. – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated May 13, 2025.

Exhibit 26	Press Release entitled “Transaction in own shares” dated May 14, 2025.

Exhibit 27	Press Release entitled “Transaction in own shares” dated May 15, 2025.

Exhibit	Description

Exhibit 28	Press Release entitled “Transaction in own shares” dated May 16, 2025.

Exhibit 29	Press Release entitled “Transaction in own shares” dated May 19, 2025.

Exhibit 30	Press Release entitled “British American Tobacco p.l.c. – TR-1: Notification of major holdings” dated May 19, 2025.

Exhibit 31	Press Release entitled “Transaction in own shares” dated May 20, 2025.

Exhibit 32	Press Release entitled “Transaction in own shares” dated May 21, 2025.

Exhibit 33
Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated May 21, 2025.

Exhibit 34	Press Release entitled “Transaction in own shares” dated May 22, 2025.

Exhibit 35	Press Release entitled “Transaction in own shares” dated May 23, 2025.

Exhibit 36	Press Release entitled “British American Tobacco p.l.c. – Response to Recent Speculation” dated May 27, 2025.

Exhibit 37	Press Release entitled “British American Tobacco p.l.c. – Launch of Proposed Block Trade of ITC Shares” dated May 27, 2025.

Exhibit 38	Press Release entitled “Transaction in own shares” dated May 28, 2025.

Exhibit 39	Press Release entitled “British American Tobacco p.l.c. – Completion of Block Trade of ITC Shares” dated May 28, 2025.

Exhibit 40	Press Release entitled “Transaction in own shares” dated May 29, 2025.

Exhibit 41	Press Release entitled “Transaction in own shares” dated May 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Nancy Jiang
	Name:	Nancy Jiang
	Title:	Senior Assistant Company Secretary

Date:  June 2, 2025